AP 3/7

15047522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., DC
201

SEC FILE NUMBER
8- 66534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Challenger Capital Group, Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 McKinnon Street, Suite 300
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Matthews (214) 239-8636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 DallasParkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Matthews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY GAIL STRICKLAND
Notary Public, State of Texas
My Commission Expires
May 08, 2017

Gail Strickland
Notary Public

Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHALLENGER CAPITAL GROUP, LTD.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

CHALLENGER CAPITAL GROUP, LTD.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Challenger Capital Group, Ltd.:

We have audited the accompanying financial statements of Challenger Capital Group, Ltd. (the "Company"), (a partnership formed, under the laws of the State of Texas), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 4 to the financial statements, the Company has reported its investment in CEPT, LLC under the equity method of accounting as determined on the income tax basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. In our opinion, accounting principles generally accepted in the United States of America require that the investment by the Company in CEPT, LLC be reported at fair value. The effects to the financial statements of the preceding practice are not reasonably determinable.

In our opinion, except for the effects of matter discuss in the paragraph above, the financial statements referred to above present fairly, in all material respects, the financial condition of Challenger Capital Group, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Partnership's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2015

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	2,955,255
Accounts receivable		15,500
Prepaid expenses and other current assets		85,325
TOTAL CURRENT ASSETS		3,056,080
Investments		4,465
Deposits		11,436
TOTAL NONCURRENT ASSETS		15,901
TOTAL ASSETS	$	3,071,981
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accrued liabilities	$	677,814
TOTAL CURRENT LIABILITIES		677,814
TOTAL LIABILITIES		677,814
PARTNERS' CAPITAL		2,394,167
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	3,071,981

See auditor's report and accompanying notes to financial statements.

CHALLENGER CAPITAL GROUP

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Fee and reimbursement income	$ 3,789,133
Interest income	126
Total revenue	3,789,259
EXPENSES	
Compensation and benefits	1,362,336
Depreciation	4,583
General operating expenses	375,653
Insuance expense	57,396
Professional fees	157,676
Rent	118,562
Taxes and licenses	28,346
Telephone and communication	18,288
Travel and entertainment	3,804
Total expenses	2,126,644
NET OPERATING INCOME	1,662,615
GAIN ON SALE OF ASSETS	4,583
NET INCOME	$ 1,667,198

See auditor's report and accompanying notes to financial statements.

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Series B Limited Partners	General Partner	Series A Limited Partners	Total
Beginning Balance, January 1, 2014	$ 1,726,969	$ -	$ -	$ 1,726,969
Distributions	(1,000,000)			(1,000,000)
Net income	1,667,198	-	-	1,667,198
Ending Balance, December 31, 2014	$ 2,394,167	$ -	$ -	$ 2,394,167

See auditor's report and accompanying notes to financial statements.

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$	1,667,198
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		4,583
Gain on sale of asset		(4,583)
(Increase) decrease in assets:		
Accounts receivable		(9,129)
Prepaid expenses and other current assets		(22,973)
Increase (decrease) in liabilities:		
Accounts payable		(5,628)
Accrued expenses		474,104
Cash provided by operating activities		2,103,572
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received for sale of fixed assets		8,330
Cash provided by investing activities		8,330
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on insurance note		(41,920)
Distributions to partners		(1,000,000)
Cash used in financing activities		(1,041,920)
NET INCREASE IN CASH		1,069,982
CASH AT BEGINNING OF YEAR		1,885,273
CASH AT END OF YEAR	$	2,955,255
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	11,515

See auditor's report and accompanying notes to financial statements.

1. BUSINESS

Challenger Capital Group, Ltd. (the "Partnership") was formed as a partnership on May 1, 2003, under the laws of the State of Texas. The Partnership commenced business on May 7, 2004 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestures, corporate real estate and business strategy.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, cash and cash equivalents included cash in bank accounts.

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to ten years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (continued)

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

In conjunction with the transaction discussed in Note 10, the Partnership sold all of its assets to Fifth Third Securities for $8,330. The net assets were valued at approximately $3,747. The sale resulted in a gain on sale in the amount of $4,583.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2014, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received. Brokerage commissions are recognized upon completion of the transaction closing documents. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state income taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two step process to determine the amount of tax benefit to be recognized in the financial statements. First the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

recognition). As of December 31, 2014, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2010-2014 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. At December 31, 2014, cash exceeded federally insured limits by $2,709,581. Trade receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2014, with the exception of the investment addressed in Note 3, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising and marketing costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2014.

3. INVESTMENTS

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC, ("CEPT"), a privately held entity, and received a 20% interest in CEPT. CEPT is the general partner of CEP Tornado, L.P., a limited partnership which was allocated a 15% management promoted interest for originating the private equity investment. Correspondingly, the Partnership maintains a 3% management promoted interest (20% of the 15% gross promote) in PJ Trailers, which is the operating business within CEP Tornado, L.P. The Partnership currently accounts for this investment using the equity method of accounting as determined on the income tax basis of accounting, which is a comprehensive basis of accounting other than U.S. GAAP. The Partnership has recorded the value of the investment in CEPT at the original acquisition multiple (or cost basis) and annually marks the investment in CEPT up or down based on tax basis information received from CEPT and other qualitative factors, such as changes in CEPT's business, operation and other financial information.

U.S. GAAP requires that the investment in CEPT be reflected at fair value in accordance with Financial Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") and "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which provide the framework for measurement of and disclosure about fair value measurements. Management of the Partnership believes the effects to the financial statements of this accounting method are not reasonably determinable. Accordingly, the Partnership has not included fair value disclosures required under ASC 820 or ASU 2011-04.

All of the Partnership's investments are non-allowable assets for the purpose of determining net capital.

4. COMMITMENTS AND CONTINGENCIES

The Partnership is a party to non-cancelable operating leases for general office space and equipment. The aggregate amount of rental expenses for the year ending December 31, 2014 was $118,562.

The Partnership's obligations under the lease agreements subsequent to December 31, 2014 are as follows:

Years ending December 31,	Annual lease payments
2015	$123,918
2016	1,154
Total	$125,072

5. PARTNERS' CAPITAL

Under the terms of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), authorized ownership interests in the Partnership consist of 191,826 Series A Preferred Units, 487,500 Series B Preferred Units, and unlimited Common Units.

Preferred units

At December 31, 2014, there are 186,074 outstanding Series A Preferred units and 447,890 outstanding Series B Preferred units. The preferred units make up approximately 20% and 48% ownership of the Partnership, respectively. The General Partner may, at its sole discretion make distributions of operating proceeds to the preferred partners. Any preferred annual return amounts not paid shall accumulate until such time as they are paid.

Series A preferred return is defined by the Partnership Agreement as a daily preferred return equal to six percent per annum of the Series A unreturned capital, approximately $5,366,728, at December 31, 2014. Series B preferred return is defined by the Partnership Agreement as a daily preferred return equal to eight percent per annum of the Series B unreturned capital, approximately $9,187,500, at December 31, 2014. At December 31, 2014, accrued, unpaid preferred returns totaled $6,989,542 of which $2,576,030 is allocated to the Series A investors and $4,413,512 is allocated for the Series B investors. The December 31, 2014 calculation has adjusted the Series B unpaid return, to reflect the appropriate 8% per annum return in all periods and $1,000,000 distribution issued June 30, 2014.

Common units

The remaining 292,620 outstanding Partnership units are common units which make up 32% ownership of the Partnership. The units were issues in conjunction with incentive plans and various business transactions in previous years of operation.

Distribution and Liquidation Preference

Subject to the payment of tax distributions, distributions of excess cash from operations will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return; third, to limited partners holding Series B Units in an amount equal to their invested capital; fourth, to limited partners holding Series A Units in an amount equal to their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

Distributions of the net cash proceeds from capital transactions will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return and their invested capital; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return and their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

5. PARTNERS' CAPITAL (CONTINUED)

Profits and losses generally will be allocated to the partners in a manner that follows the distribution priority set forth above. In the event that the partners' capital account balances have been reduced to zero, subsequent losses will be allocated exclusively to the general partner.

In conjunction with the wind-down of the Partnership (See note 10), there have been two partnership distributions, both to the Series B Unit Holders and applied to their Series B Preferred Return, in the aggregate amount of $3,000,000 ($1,000,000 paid June 30, 2014 and $2,000,000 paid January 15, 2015).

Voting Rights

Except as provided in the Partnership Agreement or as required by law, limited partners do not have any right to participate in the management or business and affairs of the Partnership. On all matters on which limited partners have the right to vote, except matters on which partners have a class vote, the affirmative vote of the holders of a majority of the Units is required to take action. The holders of the Series A and Series B Units will have a separate class vote on certain matters and an affirmative vote of the partners holding 67% of both Series, voting together as a single class, on other matters. These matters are defined in the Partnership Agreement.

Incentive Plans

The general partner of the Partnership is authorized to issue Common Units to employees, consultants, or other agents of the Partnership either through the issuance of incentive units and/or incentive options as determined appropriate by the general partner and subject to certain restrictions. Any incentive units and/or incentive options issued shall be common limited partner units, subject to a distribution limitation. As of December 31, 2014, 205,241 fully vested incentive units/ options have been issued, of which, none have been exercised. Management has determined that the value of incentive units issued to date were insignificant.

6. EMPLOYEE RETIREMENT PLAN

The Partnership provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2014, employees were able to contribute up to $23,000 based on the employee's age. The Partnership has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Partnership each year. There were no discretionary contributions declared for the year ended December 31, 2014.

7. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

8. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2014.

9. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2014, the balance sheet date, through February 26, 2015, the date the financial statements were issued and determined the following item for disclosure:

On January 15, 2015, the Partnership made a distribution of $2,000,000 to Series B Limited Partners.

10. DISSOLUTION, WINDING-DOWN, LIQUIDATION AND TERMINATION

On February 20, 2014, following months of evaluation by the Board of Directors of Texas Challenger Corporation, in its capacity as general partner of Challenger Capital Group, Ltd., approved the execution and delivery of such documents that evidenced a strategic transaction with Fifth Third Securities, a subsidiary of Fifth Third Bank Corp. These documents referenced various components of the proposed transfer of liabilities and personnel to Fifth Third Securities, but conditioned upon (among other things), the written consent of holders of greater than 66 2/3% of the outstanding Series A and B Preferred Units of Challenger Capital Group, Ltd., voting as a single class and 50% of the outstanding Common Units of Challenger Capital Group, Ltd., as required by Section 5.1(b) of the Amended and Restated Agreement of the Limited Partnership of Challenger Capital Group, Ltd., as amended ("Required Approval").

On March 27, 2014, such consent solicitation was initiated and materials distributed to Challenger Capital Group Ltd. Limited Partners. The consent information included the rationale of the proposed wind-down, inclusive of supporting documentation. As of April 15, 2014 Challenger management received the approval of 74.7% of the Series A and B Preferred Unit holders, as a single class and 79.7% of the outstanding Common Units, providing the Required Approval for wind-down of Challenger Capital Group, Ltd.

As of February 1, 2015, the management of Challenger Capital Group, Ltd. continues the process of completing the wind-down of its business activities, discharging its liabilities, disposition of its assets and ensuring the satisfactory completion of its activities. Upon final completion of its business activities, Challenger management will take the necessary steps to file the appropriate Certificate of Termination with the State of Texas. It is management's currently estimate that this filing will occur in 2016.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2014

CHALLENGER CAPITAL GROUP, LTD
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
FOR THE YEAR ENDED DECEMBER 31, 2014

Net Capital Computation

Total partners' capital	$ 2,394,167
Non-allowable assets:	
Receivables from non-customers	(15,500)
Other investments not readily marketable	(4,465)
Other assets	(96,761)
Total non-allowable assets	(116,726)
Net allowable capital	$ 2,277,441

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 45,188
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 45,188
Excess net capital	$ 2,232,253

Computation of Aggregate Indebtedness

Total Liabilities	$ 677,814
Total aggregate indebtedness	$ 677,814
Percentage of aggregate indebtedness to allowable net capital	29.76%

See auditor's report and accompanying notes to financial statements.

CHALLENGER CAPITAL GROUP, LTD
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2014

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	2,263,577
Net Company audit adjustments and rounding		13,864
Adjusted net allowable capital, per audited financial statements	$	2,277,441

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2014	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2014	$	-

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Challenger Capital Group, Ltd.:

We have reviewed management's statements, included in the accompanying Challenger Capital Group, Ltd.'s Exemption Report, in which (1) Challenger Capital Group, Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "Exemption Provisions") and (2) the Company stated that Challenger Capital Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2015

CHALLENGER
CAPITAL GROUP

2525 McKinnon Street, Suite 300
Dallas, TX 75201
(214) 239-8600 office (214) 239-8601 fax

Challenger Capital Group, Ltd.'s Exemption Report

Challenger Capital Group, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Challenger Capital Group

I, Mike Burr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 19, 2015

CHALLENGER CAPITAL GROUP, LTD.

Independent Accountant's Report
On Applying Agreed Upon Procedures

For the Year Ended December 31, 2014

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Challenger Capital Group, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Challenger Capital Group, Ltd. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 and SIPC-6 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2014) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details and asset purchase agreements), noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details and asset purchase agreements), supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Challenger Capital Group

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 9202
B. Less payment made with SIPC-6 filed (exclude interest) 8-01-2014 Date Paid		(2805)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		6397
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 6397
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6397	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMIN[illegible]ON OF "SIPC NET OPERATING R[illegible]ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2014
and ending 12-31-2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3793,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement (Deductions in excess of $100,000 require documentation)	113,195
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	113,195
2d. SIPC Net Operating Revenues	$ 3680,647
2e. General Assessment @ .0025	$ 9,202

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